Brian H. Blaney
Tel. 602.445.8322
Fax 602.445.8603
BlaneyB@gtlaw.com
June 6, 2006
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4651
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sherri Bowen

Re:	Synaptics Incorporated
Form 10-K for Fiscal Year Ended June 25, 2005
Filed September 8, 2005
Form 8-K filed April 20, 2006
Form 10-Q filed for the Quarter Ended March 31, 2006
File No. 0-49602
Ladies and Gentlemen:
     We express our appreciation for your review of the Form 10-K, Form 8-K, and Form 10-Q of Synaptics Incorporated (the “Company”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 4, 2006.
     The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.
Form 8-K Filed April 20, 2006
Non-GAAP Disclosures
1.
SEC Comment: In your press release filed April 20, 2006, you present non-GAAP measures of net income and income per share exclusive of share based compensation. It appears that your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
SACRAMENTO
SILICON VALLEY
PHILADELPHIA
PHOENIX
TALLAHASSEE
TOKYO
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH

www.gtlaw.com

Greenberg Traurig, LLP Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax 602.445.8100

Securities and Exchange Commission
June 6, 2006

Regarding the Use of non-GAAP Financial Measures. In this regard, your presentation does not appear to address the following:
•	the manner in which you use the non-GAAP measures to conduct or evaluate your business;

•	the economic substance behind your decision to use such measures;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which you compensate for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

Additionally, while you indicate that the measures provide comparability for your “core operations”, you do not define “core operations”. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. For further guidance, [see] Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.

Company Response: The Company plans to add the following disclosure to any future disclosures containing net income excluding share-based compensation or net income per share excluding share-based compensation:

In evaluating our business, our management considers and uses net income excluding share-based compensation and net income per share excluding share-based compensation as a supplemental measure of operating performance. Net income excluding share-based compensation is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income. We present net income excluding share-based compensation because we consider it an important supplemental measure of our performance. We believe this measure facilitates operating performance comparisons from period to period by eliminating potential differences in net income caused by the existence and timing of non-cash compensation charges. Net income excluding share-based compensation has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for our GAAP net income. The principal limitations of this measure are that it does not reflect our total expenses and may thus have the effect of inflating our net income. We address these limitations by relying primarily on our GAAP
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June 6, 2006

net income and using net income excluding share-based compensation only supplementally.
Additionally, the Company will not use the term “core operations” in future disclosures.
Form 10-K for the Fiscal Year Ended June 30, 2005
Management’s Discussion And Analysis pages 36-44
2.
SEC Comment: We note that during the year ended June 30, 2005 several items significantly affecting operations were disclosed but not discussed in sufficient detail to provide an investor with a clear picture of the operations of the Company. For example, you indicate that net revenues increased 69% in 2005 due to an increase in unit shipments. You also indicate that the increase in shipments was partially offset by a reduction in average selling prices resulting from a change in product mix and general pricing pressure. Your disclosures should address why units shipped increased (including the types of products impacted) [and] quantify the impact on revenues as a result of the increase in shipments. [Y]ou should also quantify the impact on revenues the reduction in selling prices had in 2005 and also more specifically discuss the impact on revenues and costs as a result of the change in product mix.

3.
SEC Comment: In fiscal 2005, you indicate that revenues from dual pointing applications decreased as the trend is moving toward single point applications, however you do not discuss how this trend has impacted revenues recognized on other products. We note the significant growth in non-PC revenue in 2005, but you have not discussed any trends or even identified the impact on individual products within this revenue generating area of your business. We note a significant decrease in non-PC revenue in the first six months of 2006. Your disclosures should clearly explain the reasons for these changes in operating results for the periods presented.

4.
SEC Comment: Further, your discussion of the change in revenue should also include comparative, period-to-period analysis of the amount of the change in revenue that was due to changes in unit price versus unit volume. In this regard, we note that revenue increased about 69% in 2005 over 2004 but no reasons for the change were discussed. The discussion should be further enhanced by adding comparative disclosure of revenue changes in terms of dollar amount versus percentage change. In discussing other qualities of revenue or gross profit, terms used such as “product mix” and “product line” should be defined and comparatively presented as well. Refer to Item 303 of Regulation S-K.

Greenberg Traurig, LLP

Securities and Exchange Commission
June 6, 2006

Company Response: The Company proposes to expand its discussion and include a tabular summary of revenue by application in future filings to address the Staff’s observations in comments 2, 3, and 4 regarding product mix, quantitative disclosures, comparative analysis of revenue changes by dollar amounts and percentages, and the impact of the decline in dual pointing applications. The following represents the Company’s proposed disclosure format to be included in its Form 10-K for the fiscal year ending June 30, 2006, in relation to the analysis of fiscal years 2005 and 2004:

Results of Operations
Fiscal year ended June 30, 2005 compared with fiscal year ended June 30, 2004
Net Revenue.
(in thousands)

	2004	2005	$ Change	% Change
PC applications	$111,512	$122,877	$11,365	10.2%
% of net revenue	83.7%	59.0%
Non-PC applications	21,764	85,262	63,498	291.8%
% of net revenue	16.3%	41.0%

Net revenue	$133,276	$208,139	$74,863	56.2%

Net revenue was $208.1 million for the year ended June 30, 2005 compared with $133.3 million for the year ended June 30, 2004, an increase of $74.9 million or 56%. We identify the vertical markets that our products serve as the personal computing market (“PC”) and the non-PC market. The increase in net revenue was primarily attributable to a $63.5 million increase in non-PC applications net revenue, which was $85.3 million for the year ended June 30, 2005, compared with $21.8 million for the year ended June 30, 2004. Our non-PC revenue grew to approximately 41% of net revenue for the year ended June 30, 2005 from approximately 16% of net revenue for the year ended June 30, 2004, primarily driven by a combination of market growth and market share growth for HDD portable digital music players. The increase in non-PC applications net revenue was also primarily responsible for the increase in total net revenue for the year ended June 30, 2005 compared with the year ended June 30, 2004. The remaining $11.4 million increase in net revenue is attributable to an increase in net revenue from PC applications as a result of market growth. Our unit shipments increased approximately 69% primarily due to changes in product design mix and to some extent general competitive pricing pressures. Net revenue from PC dual pointing applications
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Securities and Exchange Commission
June 6, 2006

declined to 16% of net revenue for the year ended June 30, 2005 compared with 27% of net revenue for the year ended June 30, 2004. The decrease in net revenue from PC dual pointing applications reflected the continuing shift toward single pointing solutions, driven by the combination of consumer and small business demand for low-priced notebook computers relative to high-priced corporate notebooks and the impact of competitive solutions in the dual pointing segment of the notebook market.
* * * * * * * * * * *
Comment 3 notes “a significant decrease in non-PC revenue for the first six months of 2006” and that the Company’s “disclosures should clearly explain the reasons for these changes . . .” However, the Company believes that it has clearly provided the reasons for the changes in the paragraph identified as “Net Revenue” in the Form 10-Q with the following qualitative disclosure:
“Our non-PC revenue decreased to 19% of net revenue for the six months ended December 31, 2005 from 39% of net revenue for the six months ended December 31, 2004, primarily due to decreased demand for our capacitive interface solutions for HDD portable digital music players.”
5.
SEC Comment: Your discussion of gross margin should be enhanced to address changes recognized between periods (in both percentage and dollar terms) in both your PC and non-PC product lines of your business.

Company Response: Because the Company’s gross margins are product design specific and are independent of the vertical markets that its products serve, a correlation between PC and non-PC products and gross margins does not exist. The Company will enhance its future disclosures to include the language below explaining that the Company’s gross margins are product design specific and are independent of the vertical markets that its products serve.

Gross Margin. Gross margin as a percentage of net revenue was 46.1% for the year ended June 30, 2005, compared with 42.0% for the year ended June 30, 2004. As each product we sell utilizes our capacitive technologies in a design that is unique or specific to a customer’s application, gross margins vary on a product by product basis, which makes our gross margins product design specific and independent of the vertical markets that our products serve. The improvement in gross margin as a percentage of net revenue primarily reflected the benefit of a favorable product design mix, improved manufacturing yields, and lower manufacturing costs, which were driven by the combination of our
Greenberg Traurig, LLP

Securities and Exchange Commission
June 6, 2006

continuing design and process improvement programs and lower materials, assembly, and test costs, partially offset by lower average selling prices resulting from general competitive pricing pressure.
6.
SEC Comment: During the fiscal years presented, the changes in research and development and in selling, general and administrative expenses were due to several factors. Each factor contributing to the change should be quantified and ranked in importance relative to the other factors. For example, in fiscal 2005 the increase in research and development was due to additional staffing, increased base pay and higher incentive pay among other items. These items should each be quantified and ranked in importance to total research and development expenses in the discussion. Similar disclosures for this and other expense line items where material changes have occurred should be presented. Refer to Section 111.D of SEC release 6835.

Company Response: The Company proposes to expand its discussion in future filings and include a tabular summary of operating expenses by type in future filings to address the Staff’s observations regarding quantitative and qualitative analysis of expenses and changes in expenses. The following represents the Company’s proposed disclosure format to be included in its Form 10-K for the fiscal year ending June 30, 2006, in relation to the analysis of fiscal years 2005 and 2004:

Results of Operations
Fiscal year ended June 30, 2005 compared with fiscal year ended June 30, 2004
Operating Expenses.
(in thousands)

	2004	2005	$ Change	% Change
Research & development expenses	$21,419	$24,991	$3,572	16.7%
% of net revenue	16.1%	12.0%
Selling, general & administrative expenses	13,571	18,423	4,852	35.8%
% of net revenue	10.2%	8.9%
Other operating expense (income)	—	(3,800)	(3,800)	*
% of net revenue	0.0%	-1.8%
Amortization of deferred stock compensation	517	328	(189)	(36.6%)
% of net revenue	0.4%	0.1%
Restructuring	432	—	(432)	(100.0%)
% of net revenue	0.3%	0.0%

Total operating expenses	$35,939	$39,942	$4,003	11.1%

% of net revenue	27.0%	19.2%

* not applicable
Greenberg Traurig, LLP

Securities and Exchange Commission
June 6, 2006

Research and Development Expenses. Research and development expenses decreased as a percentage of net revenue to 12.0% from 16.1%, while spending on research and development activities increased 16.7% to $25.0 million from $21.4 million for the years ended June 30, 2005 and 2004, respectively. The increase in research and development expenses primarily reflected a $3.4 million increase in employee compensation costs resulting from additional staffing, increased base compensation related to our annual performance review process, higher incentive pay, and other personnel related costs. The increase in research and development expenses also reflected increased expensed equipment costs and higher travel related costs, partially offset by lower outside services costs.
Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased as a percentage of net revenue to 8.9% from 10.2%, while spending on selling, general, and administrative activities increased 35.8% to $18.4 million from $13.6 million for the years ended June 30, 2005 and 2004, respectively. The increase in selling, general, and administrative expenses reflected an approximately $2.0 million increase in employee compensation costs resulting from additional staffing, increased base compensation related to our annual performance review process, and higher incentive pay. Increased corporate governance costs in connection with Sarbanes-Oxley Act compliance, increased legal fees, and higher travel related costs contributed $936,000, $662,000, and $474,000, respectively, to the increase in selling, general, and administrative expenses.
Other operating expense (income). During the year ended June 30, 2005, we entered into a cross license agreement with a competitor. The cross licenses in the agreement are worldwide, non-exclusive, non-transferable, and royalty-free. The cross license agreement settles certain intellectual property claims of the parties and contains mutual releases of the intellectual property claims of the parties. In connection with the cross license agreement, which does not provide for any future service obligations or commitments from us, we received a one-time payment of $3.8 million, which is included as other operating expense (income).
Amortization of Deferred Stock Compensation. The year ended June 30, 2005 included amortization expense for deferred stock compensation of $328,000 compared with $517,000 for the year ended June 30, 2004. Upon the adoption of FAS 123R in the first quarter of fiscal 2006, we
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Securities and Exchange Commission
June 6, 2006

ceased amortizing deferred stock compensation, as FAS 123R required us to expense stock options based on grant date fair value.
Restructuring. In June 2003, we completed the acquisition of NSM. In connection with the acquisition of NSM, we identified duplicate operational positions at our San Jose and Taiwan locations, resulting in a $432,000 restructuring charge in the first quarter of fiscal 2004, consisting primarily of severance costs for terminated employees.
Operating Income. We generated operating income of $56.1 million, or 27.0% of net revenue, for the year ended June 30, 2005 compared with $20.1 million, or 15.0% of net revenue, for the year ended June 30, 2004. As discussed in the preceding paragraphs, the improvement in operating income was primarily related to the increased operating leverage resulting from the 56% increase in net revenue as both research and development and selling, general, and administrative expenses declined as a percentage of net revenue, combined with the $3.8 million intellectual property claim settlement, and the higher gross margin percentage.
Note 7 Leases and Other Commitments and Contingencies pages F-19 to F-20
Intellectual Property Rights
7.
SEC Comment: We note your disclosures regarding the 4th quarter of 2005 settlement of your intellectual property claims with one of your competitors. Clarify for us the following relating to the settlement of the Cross-License Agreement:

•	Tell us the nature of the initial dispute between the parties;

•	Confirm the amount of total cash proceeds received;

•	How you accounted for the legal expenses;

•	The time frame over which the company will have access to the cross licenses. Describe in greater detail the nature of the cross licenses included as part of the resolution of the initial dispute;

•	Describe whether the company plans on using the cross licenses in its products or services to be sold in the future.

Company Response: As described in the Company’s Current Report on Form 8-K dated March 31, 2005 and filed with the Commission on April 1, 2005, the Company entered into a settlement agreement with Alps Electric Co., Ltd. and Cirque Corporation, (“Alps”), which was filed as an exhibit to the Form 8-K.

Greenberg Traurig, LLP

Securities and Exchange Commission
June 6, 2006

As set forth in the recitals to the settlement agreement, the Company and Alps alleged violations and infringements of their respective intellectual property rights by the other party. The settlement provided for a one-time fee payment to the Company of $3.8 million, which the Company confirms was the amount of the total cash proceeds received from Alps. Legal expenses relating to this matter were expensed by the Company as incurred as selling, general, and administrative expenses. Legal expenses incurred for this matter during the year ended June 30, 2005 were approximately $83,000 and were mostly incurred prior to the fourth quarter of fiscal year 2005. The cross-licenses are described in detail in the settlement agreement filed with the Form 8-K, and terminate upon the expiration of the last of the patents related to the intellectual property covered by the cross-licenses, or May 2021. The Company had no plans at that time and currently has no plans to use the Alps cross-license in its products or services.

Note 8 Convertible Senior Subordinated Notes pages F-20 to F-21
8.
SEC Comment: We note the issuance on December 7, 2004 of $100 million of 0.75% Convertible Senior Subordinated Notes. Please explain to us why the interest rate on the notes is significantly below market. Describe any additional agreements made to the note holders to secure this low rate. Also, in addition to the feature allowing for conversion of the notes into common shares, the note indenture includes an option to purchase additional notes, a right of the holder to require the Company to repurchase the notes under certain conditions, provisions to pay additional contingent interest on the notes and a right of registration of all related shares. Based on the information provided in your 8-K dated December 1, 200[4], it would appear that the features should be evaluated under EITF 00-19 to determine if each is a derivative instrument meeting the definition of an embedded derivative. If so, that derivative must be analyzed to determine whether it is an equity instrument or a liability. See paragraphs 4 and 68 of EITF 00-19. That is, any embedded derivative instrument must first be analyzed under paragraph 12 of SFAS No. 133 to determine whether the instrument should be separated from the host contract. In this regard, the embedded derivative instrument must be evaluated using EITF 00-19 paragraphs 12 to 32 to determine whether that instrument would be classified in the stockholders equity (i.e., an equity instrument). If it is determined that if on a freestanding basis it would qualify as an equity instrument it would not be within the scope of SFAS 133. See paragraph 11 of SFAS 133. If the instrument is deemed a liability, the instrument will be subject to SFAS I33 and it would be recorded at fair value. See paragraph 66 of EITF 00-19.

Company Response: The Staff has indicated that the interest rate on the convertible notes is significantly below market; however, the Company believes, to the contrary, that the interest rate reflected in the convertible notes was at market as it was determined

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Securities and Exchange Commission
June 6, 2006

through an arms'-length transaction between unrelated parties. There were no additional agreements made with the note holders to secure this interest rate.

As disclosed in Note 8 to the consolidated financial statements, the notes are convertible by note holders into shares of the Company’s common stock in the following circumstances:
•
if, during any calendar quarter commencing after December 31, 2004, the last reported sale price of the Company’s common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 120% of the applicable conversion price on such last trading day;

•	on or after January 1, 2020;

•	if the Company has called the notes for redemption;

•	on December 1, 2009, December 1, 2014, and December 1, 2019; and

•	upon the occurrence of specified corporate transactions or fundamental changes.

The Company determined the accounting for the convertible notes using the accounting guidance in effect at the time of issuance as identified in SFAS 133, DIG Issue B16, and EITF Issues 00-19, 01-6, 98-5, and 00-27 prior to offering the notes to investors. In connection with the Company’s analysis of the appropriate accounting for the convertible notes, the conclusions reached by the Company with respect to the accounting for the convertible notes, including the conversion features, the option to purchase additional notes, the right of the holder to require the Company to repurchase the notes under certain conditions, and the registration rights, were discussed with and agreed to by the Company’s independent registered public accounting firm KPMG LLP. The Company was informed by KPMG LLP that the Company’s conclusions with respect to the accounting for the convertible notes were discussed with individuals in KPMG LLP’s National Office (Department of Professional Practice).

Based on the Company’s analysis of paragraphs 6-13 of SFAS 133, as well as EITF Issue 00-19, the Company concluded that with the exception of the contingent interest feature, these embedded features and rights are not required to be separated from the host contract because all of the criteria in paragraph 12 of SFAS 133 were not met. Conversely, the Company concluded that the contingent interest feature should be bifurcated and marked to market in the income statement. The Company reviews the fair value of the contingent interest feature at each reporting date and to date has determined that this feature had nominal value.

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Securities and Exchange Commission
June 6, 2006

The Company also concluded based on an analysis of EITF Issues 98-5 and 00-27 that a beneficial conversion feature does not exist on the convertible notes.
* * * * *
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact Russ Knittel, the Company’s Chief Financial Officer, at (408) 454-5140 or me at (602) 445-8322.

Sincerely,
/s/ Brian H. Blaney
Brian H. Blaney
For the Firm

BHB:ksl

cc:	Russ J. Knittel
KPMG LLP
Greenberg Traurig, LLP